Exhibit 99.1

Fuling Global Inc. Reports 2019 Financial Results

- Net Income Attributable to Fuling Global Increases 52.2%; Revenues Advance 9% -

WENLING, Zhejiang Province, China and ALLENTOWN, Pennsylvania, April 15, 2020 -- Fuling Global Inc. (NASDAQ: FORK) (“Fuling Global” or the “Company”), a manufacturer and distributor of environmentally friendly plastic and paper foodservice disposable products, today announced sharply higher financial results for the twelve months ended December 31, 2019.

Full Year 2019 Financial Highlights:

●	Revenues increased 9.0% to $151.1 million, from $138.7 million for 2018.

●	Gross profit grew 26.4% to $37.6 million, from $29.8 million for 2018.

●	Net income from continuing operations increased 46.3% to $14.4 million, or $0.91 per share, compared with $9.8 million, or $0.62 per share, for 2018.

●	Net income attributable to Fuling Global increased 52.2% to $15.0 million, or $0.95 per share, compared with $9.9 million, or $0.62 per share, for 2018.

“The positive results for 2019 reflected our focus on producing high-quality and environmentally friendly straws, cups and plates for a growing global market,” said Xinfu Hu, Chief Executive Officer of Fuling Global. “We continued to make progress enhancing our manufacturing footprint with the opening of our newest plant in Indonesia, which is now our largest production plant outside of China. This state-of-the-art facility is currently manufacturing straws, and has the capability to produce sauce cups, take-out boxes, paper bags and paper cups. As we continue to penetrate new geographic markets, this plant enables Fuling Global to even better serve our growing worldwide customer base.”

“We had a strong 2019 by successfully executing on our long-term strategic plan,” said Guilan Jiang, Chairwoman of Fuling Global. “Our strategy, focused on highly efficient manufacturing and development of an increasing number of environmentally friendly products to meet growing demand, puts us in a solid position for long-term growth and shareholder value enhancement. Cups and plates represented our largest growth category in 2019, as the market increasingly favors environmentally friendly products, versus Styrofoam. During the first quarter of 2020, our facilities in China experienced disruption because of the COVID-19 outbreak, but since the end of March they have been up and running at full capacity,” Ms. Jiang added.

Revenues by Product Category:

	For the twelve months ended December 31,
	2019	2018	Y/Y
	($’000)	($’000)	Change
Cups and plates	$48,126	$37,439	29%
Cutlery	68,649	66,559	3%
Straws	21,888	23,573	(7)%
Others	12,450	11,093	12%

Revenues by Geography:

	For the twelve months ended December 31,
	2019	2018	Y/Y
	($’000)	($’000)	Change
United States	$129,660	$118,308	10%
China	10,220	8,286	23%
Canada	5,575	1,636	241%
Europe	1,457	6,622	(78)%
Other countries	4,201	3,812	10%

Gross profit for 2019 advanced to $37.6 million, or 24.9% of total revenue, from $29.8 million, or 21.5% of total revenue, for the comparable period in 2018. The increase in gross profit was primarily attributable to lower raw material unit cost, offset by increased labor cost.

Selling expenses were $8.9 million, or 5.9% of total revenues, for 2019, compared with $7.8 million, or 5.6% of total revenues, for the prior year. General and administrative expenses were $9.5 million, or 6.3% of total revenues, for 2019, compared with $8.3 million, or 6.0% of total revenues, for 2018. Research and development expenses amounted to $3.9 million, or 2.6% of total revenues, for 2019, compared with $3.4 million, or 2.5% of total revenues, for the prior year. The Company expects to increase its research and development expenditures approximately proportionate to the expected revenue increases, as it continues to seek the use of environmentally friendly materials, develop new biodegradable materials, and reduce reliance on fossil-based raw materials.

Total operating expenses were $22.3 million for 2019, compared with $19.6 million for the prior year.

Operating income increased substantially to $15.4 million for 2019, from $10.2 million for 2018. Operating margin rose to 10.2% of total revenues for 2019, compared with 7.3% for 2018.

Total net other income, which includes interest income and expenses, subsidy income and other non-operating income and expenses, was $1.6 million for 2019, compared with total net other income of $0.8 million for 2018. The difference primarily related to a subsidy income of approximately $3.0 million received from the Wenling, China government in 2019, compared with approximately $1.7 million in 2018, offset by foreign currency transaction gain of $0.3 million in 2019 versus $0.8 million in 2018. The subsidy income received was for the completion of the Company’s expansion of its newest facility in China, which added an additional 400,000 square feet to the initial 600,000 square feet of the state-of-the-art plastic serviceware manufacturing factory. All subsidies received were one-time grants and may not occur again in the future.

The Company’s effective tax rate for 2019 was 15.1%, compared with 10.3% for in 2018. The increase was primarily due to more taxable income generated from the Company’s Chinese subsidiaries in 2019 compared with 2018.

Strong Balance Sheet

As of December 31, 2019, the Company had cash and cash equivalents and restricted cash of $8.6 million and $1.1 million, respectively, compared with $4.4 million and $2.4 million, respectively, as of December 31, 2018. Short-term borrowings and bank notes payable were reduced to $17.2 million and $1.8 million, respectively, as of December 31, 2019, compared with $19.9 million and $2.9 million, respectively, as of December 31, 2018. Long-term borrowings were $10.3 million as of December 31, 2019, compared with $7.2 million as of December 31, 2018.

Net cash provided by operating activities was $11.0 million for the year ended December 31, 2019, compared with $11.6 million for 2018. Net cash used in investing activities was $6.7 million for 2019, compared with $8.7 million for 2018. Net cash used in financing activities was $1.4 million for 2019, compared with $2.8 million for 2018.

About Fuling Global Inc.

Fuling Global manufactures and distributes environmentally-friendly disposable serviceware for the foodservice industry from six precision manufacturing facilities in the U.S., Mexico, Indonesia and China. The Company’s plastic and paper serviceware products include disposable cutlery, drinking straws, cups, plates and other plastic and paper products and are used by more than one hundred customers, including some of the world’s most notable quick-service restaurants and retailers, primarily in the U.S. China, Canada and European countries. More information about the Company can be found at: http://ir.fulingglobal.com/.

Forward-Looking Statements

This press release contains information about Fuling Global’s view of its future expectations, plans and prospects that constitute forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Fuling Global encourages you to review other factors that may affect its future results in Fuling Global’s annual report and in its other filings with the Securities and Exchange Commission. Fuling Global disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, contact:

Company Contact:	Investor Relations Contact:
Fuling Global Inc.	Judy Lin Sfetcu/Roger Pondel, PondelWilkinson Inc.
Gillian Hu, CFO	Email: jsfetcu@pondel.com; rpondel@pondel.com
Email: gillian.hu@fulingplastics.com.cn	Phone: +1-310-279-5980

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FULING GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Year Ended December 31,
	2019	2018
Revenues	$151,113,371	$138,664,272
Cost of goods sold	113,503,127	108,914,256
Gross profit	37,610,244	29,750,016

Operating expenses
Selling expenses	8,937,988	7,830,280
General and administrative expenses	9,455,186	8,323,207
Research and development expenses	3,860,929	3,430,529
Total operating expenses	22,254,103	19,584,016

Income from operations	15,356,141	10,166,000

Other income (expense):
Interest income	27,637	32,810
Interest expense	(1,679,609)	(1,768,434)
Subsidy income	2,994,383	1,705,956
Investment loss	(639)	(8,667)
Foreign currency transaction gain (loss)	300,097	780,406
Other income (expense), net	(37,951)	65,926
Total other income (expense), net	1,603,918	807,997

Income before income taxes	16,960,059	10,973,997

Provision for income taxes	2,554,432	1,126,736

Net income from continuing operations	$14,405,627	$9,847,261

Discontinued operations:
Net income (loss) from discontinued operations, net of tax	516,999	(88,302)
Net income	14,922,626	9,758,959

Less: net (loss) income attributable to non-controlling interest from continuing operations	(92,594)	(104,533)

Net income attributable to Fuling Global Inc.	$15,015,220	$9,863,492

Other comprehensive income
Foreign currency translation loss	(636,386)	(3,123,851)
Comprehensive income attributable to Fuling Global Inc.	$14,378,834	$6,739,641

Earnings (loss) per share - Basic and diluted
Continuing operations	$0.91	$0.62
Discontinued operations	$0.03	$(0.01)

Weighted average number of shares - Basic and diluted
Continuing operations and discontinued operations	15,796,857	15,782,055

FULING GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2019	2018
ASSETS

Current Assets:
Cash and cash equivalents	$8,584,754	$4,400,402
Restricted cash	1,102,591	2,396,993
Accounts receivable, net	23,829,251	27,760,956
Advances to supplier, net	2,299,873	1,255,420
Inventories, net	23,779,671	22,274,613
Security deposits	508,037	-
Prepaid expenses and other current assets	1,194,215	1,394,234
Current assets from discontinued operation	-	37,761
Total Current Assets	61,298,392	59,520,379

Property, plant and equipment, net	54,103,612	51,836,633
Intangible assets, net	7,882,850	8,157,916
Prepayments for construction and equipment purchases	1,617,584	1,222,888
Security deposits - long term	1,492,537	1,590,671
Other assets	424,648	297,906
Right-of-use lease assets	7,507,445	-
Non-current assets from discontinued operations	-	13,697
Total Assets	$134,327,068	$122,640,090

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Short term borrowings	$17,197,339	$19,890,641
Bank notes payable	1,802,884	2,888,053
Advances from customers	267,805	393,749
Accounts payable	10,809,902	18,186,400
Accounts payable - related party	303,083	82,014
Accrued and other liabilities	1,936,320	2,121,304
Other loans payable - current	2,985,476	2,847,859
Taxes payable	182,058	247,635
Deferred gains	154,750	291,170
Due to related party	97,559	12,200
Operating lease liabilities - current	910,897	-
Current liabilities from discontinued operation	-	528,263
Total Current Liabilities	36,648,073	47,489,288

Deferred tax liability	887,098	577,826
Long term borrowings	10,246,011	7,203,357
Other loan payable – non-current	1,373,402	2,635,567
Operating lease liabilities – non-current	6,103,899	-
Total Liabilities	55,258,483	57,906,038

Shareholders' Equity
Common stock: $0.001 par value, 70,000,000 shares authorized, 15,803,763 and 15,795,910 shares issued and outstanding as of December 31, 2019 and December 31, 2018, respectively	15,804	15,797
Additional paid in capital	30,057,831	30,009,545
Statutory reserve	6,962,390	5,532,945
Retained earnings	45,188,209	31,602,434
Accumulated other comprehensive loss	(3,108,640)	(2,472,254)
Total Fuling Global Inc.'s equity	79,115,594	64,688,467

Non-controlling interest	(47,009)	45,585
Total Shareholders' Equity	79,068,585	64,734,052

Total Liabilities and Shareholders' Equity	$134,327,068	$122,640,090

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